Exhibit 99.3

1905 – 2005 Cadbury Dairy Milk is 100 years old Here’s to the next 100

Cadbury Schweppes plc Interim Report 2005

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CADBURY SCHWEPPES REPORTS STRONG PERFORMANCE IN FIRST HALF 2005

Highlights for the 24 weeks ended 19 June 2005

Sales up 6% driven by higher investment and innovation

Confectionery sales +7%: led by growth in Cadbury Dairy Milk (+9%), Trident (+15%) and Halls (+17%)

Beverage sales +4%: continued share gains in US carbonates and strong growth in Mexico and Australia

Underlying operating margins ahead by 10 basis points: cost savings in line with plan offset by higher investment in growth initiatives

Underlying profit before tax up 7%

Underlying earnings per share up 8%

(all movements at constant exchange rates)

			Reported	Constant
	2005	2004	currency	currency
	24 weeks	24 weeks	growth	growth[1]
Half Year End June	£m	£m	%	%

Revenue	3,127	2,954	+6	+6
Underlying Profit from Operations[2]	451	427	+6	+7
Underlying Operating Margin	14.4%	14.5%	–10bps	+10bps
– IAS 39 adjustment	9	n/a
– Amortisation of intangibles	(3)	(3)
– Restructuring costs	(33)	(39)
– Non trading items	(2)	4

Profit from Operations	422	389	+8%	+10%

Underlying Profit before Tax[2]	370	350	+6	+7
Profit before Tax	344	312	+10	+12

Underlying EPS[2]	12.5p	11.8p	+6	+8
Basic EPS	11.6p	10.9p	+6	+7

Dividends per share	4.0p	3.8p	+5	n/a

1	Constant currency growth excludes the impact of exchange rate movements during the period.
2	Underlying profit from operations, underlying profit before tax and underlying earnings per share exclude brand intangibles amortisation, restructuring costs, non-trading items and the impact of fair value accounting under IAS 39. A full reconciliation between underlying and reported measures is included within the segmental analysis on pages 12 to 13.

Contents
1	2005 Highlights	11	Consolidated Cash Flow Statement
2	Letter to Shareowners	12	Segmental Reporting
4	Operating Review	14	Notes
7	Financial Review	22	Independent Review Report to Cadbury Schweppes plc
8	Consolidated Income Statement	23	Forward Looking Statements
9	Consolidated Statement of Recognised Income and Expense	23	Information for our Shareowners
10	Consolidated Balance Sheet

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Letter to Shareowners

Dear Shareowner,

We have had a strong start to the year as increased investment in growth and focus on innovation and marketplace execution have had a positive impact on our businesses around the world.

We are making good progress against our goals and priorities, with an increased focus on growth and returns in 2005. Fuel for Growth cost savings are being delivered in line with plan and working capital management is improving. Our commercial execution is beginning to benefit from investment in and focus on innovation, Science & Technology, consumer insights and upgrading our sales and marketing capabilities around the Group.

The key factors behind the strong first half performance were the combination of: a significant increase in growth related investment innovation and Smart Variety; improved market-place execution; and strong demand in a number of our key categories. We maintained or grew our share in most of our key markets around the world. Margins were modestly up year-on-year with Fuel for Growth benefits largely offset by the increase in growth investment and higher distribution and oil-related costs.

Half Year Results (£m)		Base	Acquisitions/
	2004	Business	Disposals	Exchange	2005

Revenue	2,954	173	(1)	1	3,127
		+6%	–	–	+6%
Underlying Profit from Operations	427	28	1	(5)	451
		+7%	–	–1%	+6%
Underlying Operating Margins	14.5%	+10bps	–	–20bps	14.4%

Our confectionery sales grew by 7% on a like-for-like basis, up from 6% in 2004. There were good sales performances in most of our markets, with strong growth in our largest confectionery brands: Cadbury Dairy Milk (+9%); Trident (+15%); and Halls (+17%). In the Americas, Halls sales were boosted by an exceptional cough and cold season in the US, and gum markets continued to grow strongly. We have also announced the appointment of Jim Chambers, currently President of Rémy Amérique, as President, Americas Confectionery succeeding Matt Shattock, now President, EMEA Confectionery. In EMEA, sales growth at 5% benefited from a modest buy-in by the trade in the UK ahead of the Probe implementation. In Asia Pacific, growth in developing markets remained at a high level and we made good progress in developed markets.

Beverage sales grew by 4% on a like-for-like basis, up from 2% in 2004. We continued to see strong growth from our US carbonates business where our market share grew by 70 basis points. Our performance was driven by innovation and diets. Cherry Vanilla Dr Pepper, which was launched in the second half of 2004, was the most significant contributor to growth, with volumes of the Dr Pepper trademark up 7% in the half as a result. Our non-carbonate volumes in the US benefited from a major uplift in promotional and marketing spend behind core brands – Snapple, Mott’s, Hawaiian Punch and Clamato – although the costs of supporting this growth were higher than expected. Elsewhere, our beverage businesses in Mexico and Australia continued to perform well and Europe Beverages is benefiting from the organisational changes made in 2004.

We have continued to invest in the business. Marketing was up £19 million (+6%). In addition, we invested an incremental £30 million in other growth related investment. This reflects both our long-term commitment to investment in growth and a number of specific near-term initiatives.

Long-term investment in growth included funding for Science & Technology; product reformulations; innovation; and commercial training programmes.

Near-term initiatives included a significant uplift in promotional spend in US non-carbonates and investment to improve service levels in our strongly growing US confectionery business.

The focus on innovation and Smart Variety has provided the main impetus for the acceleration in sales growth experienced by the Group over the last 12 months, both in beverages and confectionery. In the first half of 2005:

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Innovation activity included:
–	Launching centre-filled gum in Canada, Greece, Spain, Sweden and Switzerland, leveraging strong local brand equities in each market.

–	Extending the Plus concept in the US (fortified, low calorie beverages) from 7 UP into the Mott’s brand.

Smart Variety activity included:
–	Continuing to expand our recently renovated Cadbury Dairy Milk range into Canada and South Africa.

–
Growing the brands acquired with Adams through Cadbury Schweppes’ existing routes to market around the world including India, Northern Europe, Russia, West Africa and Malaysia. World-wide sales of four power brands – Halls, Trident, Dentyne and the Bubbas – rose by 15% in the half.

Underlying operating margins were ahead by 10 basis points (at constant exchange rates). We saw further benefits from our Fuel for Growth initiative, which delivered around £40 million of cost reductions during the half. These savings were largely offset by increased investment in growth related initiatives; higher factory and distribution costs (with oil a significant factor); and investment in training and preparation ahead of the implementation of our Probe IT system in the UK.

Dividends
The Board has declared an interim dividend of 4.0 pence, up from 3.8 pence in 2004, an increase of 5%. This will be paid on 14 October 2005 to ordinary shareowners on the register at the close of business on 16 September 2005.

2005 Outlook
We expect continued good sales momentum given our focus on innovation and market-place execution, although competitive activity is expected to increase in US beverages in the second half. Margins in the second half are expected to benefit from increased Fuel for Growth cost savings. Although the external environment is likely to remain challenging, we will continue to increase investment behind long-term growth and expect to deliver within our goal ranges for the full year.

John Sunderland Chairman

Todd Stitzer Chief Executive Officer

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Operating Review

Americas Beverages

Half Year Results (£m)		Base	Acquisitions/	Exchange
	2004	Business	Disposals	Effects	2005

Revenue	770	36	–	(25)	781
		+5%	–	–4%	+1%
Underlying Profit from Operations	226	9	–	(8)	227
		+4%	–	–4%	–
Underlying Operating Margins	29.4%	–30bps	–	–	29.1%

Our Americas Beverages region had an excellent first half with like-for-like sales ahead by 5%. This compares to a 2% increase in 2004 and reflects improved performances from both our carbonates and non-carbonates businesses in the US and Mexico. Innovation, which focused on Dr Pepper and diet variants of our core brands, was the primary driver of performance. Our diet brands grew volumes by 11%. Around 1% of the region’s sales growth is estimated to have been due to the early delivery of new products ahead of launch programmes. Positive price and mix in US carbonated and Mexican beverages was largely offset by the impact of significantly higher promotional spend in US non-carbonates.

Our carbonates business in the US had another successful period with market share up by 70 basis points to 17.7%. The launch of Dr Pepper Cherry Vanilla in Q4 2004 and continued growth in diets benefited the Dr Pepper franchise, driving a 7% increase in volumes. 7 UP volumes were 4% down in the half following a 6% decline in 2004 with 7 UP Plus leading the improvement in performance.

During the half, we continued to focus on reinvigorating the performance of our core non-carbonate brands. We invested heavily behind a combination of innovation, higher promotional spend and marketing activity. New product launches included a new range of Snapple diets and Mott’s Plus and Mott’s Plus for Kids. These activities drove a turnaround in volume performance of our core non-carbonate brands – Snapple, Mott’s, Hawaiian Punch and Clamato – which were in aggregate 4% ahead. However, the costs of supporting this growth were greater than expected.

Sales in our Mexican business grew by over 20% driven by a combination of volume growth, price and mix. A focus on improving distribution and innovation on core brands, notably Penafiel, our water brand, were the main contributors to volume growth.

The 30 basis point decrease in underlying operating margins reflects the increased investment behind our non-carbonates business combined with higher oil and distribution costs.

Americas Confectionery

Half Year Results (£m)		Base	Acquisitions/	Exchange
	2004	Business	Disposals	Effects	2005

Revenue	457	62	–	1	520
		+14%	–	–	+14%
Underlying Profit from Operations	56	13	–	–	69
		+23%	–	–	+23%
Underlying Operating Margins	12.2%	+110bps	–	–	13.3%

Sales momentum in the Americas Confectionery region remained strong through the first half of 2005, with like-for-like sales ahead by 14%. Performance was strong in all markets: our core gum and sugar categories around the region grew and we made share gains in a number of markets. The main drivers of this growth were continued high levels of innovation activity and increased brand investment. In addition, sales of cough and cold remedies in the US market in the first quarter were exceptionally high.

In the US, sales were ahead by 12% with strong performances from our gum and sugar brands. In gum, sales benefited from innovation around the Trident brand and the reorganisation of the selling effort to convenience and key grocery customers. Our gum share rose by 10 basis points to 27.7%. In sugar, strong seasonal sales, growth in sugar-free and the launch of Halls Max, led to a 27% increase in the sales of Halls. Sales of Swedish Fish and Sour Patch Kids benefited from improved distribution through the Adams sales network.

In Canada, sales and margins continued to improve through focusing on a smaller range of strong gum, chocolate and sugar brands. At the beginning of the second quarter, the Cadbury Dairy Milk range was relaunched: the early results are encouraging. The transition off Pfizer Shared Services was successfully executed in the first quarter with minimal disruption to the business.

In Latin America, sales overall rose by nearly 20% with double-digit growth seen in all key markets, including Mexico and Brazil.

The distribution issues experienced in the US during the logistics and IT transition in the fourth quarter of 2004 have been resolved and customer service levels restored. However, our commitment to maintain high customer service levels during a period of strong sales growth resulted in significantly higher distribution costs. Margin improvements in the region were achieved through a combination of Fuel for Growth savings, improvements in price and mix and lower trade spend.

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Europe, Middle East and Africa (EMEA)

Half Year Results (£m)		Base	Acquisitions/	Exchange
	2004	Business	Disposals	Effects	2005

Revenue	962	50	(5)	16	1,023
		+5%	–1%	+2%	+6%
Underlying Profit from Operations	132	(3)	–	2	131
		–2%		1%	–1%
Underlying Operating Margins	13.8%	–100bps	–	–	12.8%

The EMEA region had a better than expected half. Sales were up 5% on a like-for-like basis with strong growth in the UK and Spain and our developing markets. An estimated 1% of this growth was due to a trade buy-in ahead of the Probe go-live in the UK at the beginning of the second half.

In the UK, market share was up 10 basis points to 31.3% driven by innovation on both our standard and seasonal Easter ranges. Green & Black’s, which is operating as a stand-alone business in the UK, continued to grow strongly. The Probe information system went live on 12 July. While we have had no material issues to date, we will not be able to fully assess how successful this has been until early October when the business has been through a full order cycle and demand begins to rise ahead of the important Christmas season.

Markets in Continental Europe were weaker, particularly in France, where the retail market remains challenging and overall food prices are falling. Sales in France were ahead, however, by 2% driven by strong market share growth (+200 basis points) in gum and the positive impact of high value sugar innovation which included the extension of our Hollywood gum franchise into the sugar category. Our Irish business benefited from an improvement in the confectionery market which grew by 1.4% in the half having declined in each of the previous two years.

Developing markets in Africa, the Middle East and Eurasia grew sales by 14%. We continued to make encouraging progress in strengthening our foothold in Russia where sales rose by 19%. A significant investment in point of sale, marketing and product reformulation combined with a reorganisation of the sales force led to strong performances in all our main chocolate, sugar and gum brands in Russia. South Africa had an excellent half with sales benefiting from the relaunch of the Cadbury Dairy Milk range.

Profit and margins in EMEA were impacted by a significant increase in investment across the region, the most significant items of which were the £9 million spend in the UK on Probe and increased marketing spend.

Europe Beverages

Half Year Results (£m)		Base	Acquisitions/	Exchange
	2004	Business	Disposals	Effects	2005

Revenue	303	(3)	3	5	308
		–1%	+1%	+2%	+2%
Underlying Profit from Operations	46	(3)	1	1	45
		–6%	+2%	+2%	–2%
Underlying Operating Margins	15.1%	–80bps	+10bps	+10bps	14.5%

In the Europe Beverages region, like-for-like sales fell 1% during the half. The acquisition of the remaining Orangina territories which we were not able to purchase in 2001, principally the UK, boosted sales by 1%. The reduction in underlying sales was mainly due to the impact of a higher than average sell-in to the trade in France in the first half of 2004 as we focused on improving service levels ahead of the summer selling season. Excluding this, sales for the region were broadly flat with good performances from Spain and Germany offsetting weaker results from France where the market remains difficult.

The management changes made in 2004 continue to have a beneficial impact on our commercial and supply chain execution. There were significant improvements in innovation, in-store execution, marketing, customer service and manufacturing efficiencies in the first half. Shares have been stabilising in our two key markets of France and Spain. In France, Orangina Schweppes was the only major branded player to grow share during the half driven by the Orangina, Schweppes and Oasis brands. In Spain, sales in the multiple food trade and the important HORECA* channel benefited from by the reorganisation of the sales force, the focus on core products (Schweppes) and successful innovation (BioTrina).

Underlying operating profits fell by 6% before the impact of acquisitions and exchange with the reduction in profits due to an uplift in marketing and promotional investment behind core brands and innovation.

*Hotels, restaurants & catering

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Operating Review continued

Asia Pacific

Half Year Results (£m)		Base	Acquisitions/	Exchange
	2004	Business	Disposals	Effects	2005

Revenue	458	28	1	4	491
		+6%	–	+1%	+7%
Underlying Profit from Operations	41	4	–	–	45
		+10%	–	–	+10%
Underlying Operating Margins	9.0%	+20bps	–	–	9.2%

In the Asia Pacific region, sales on a like-for-like basis rose by 6% with good growth from both our developed market businesses in Australia, New Zealand and Japan and our developing market operations in Asia.

In Australia and New Zealand, while the confectionery markets showed reasonable growth in the first half, the trading environment remained challenging in the face of increased competitive activity and consolidation of the retail and wholesale trades. Our confectionery sales were 3% ahead in the half; our decision not to participate in aggressive discounting led to some share erosion in both markets. Our food and beverages business in Australia had another good half benefiting both from the focus on a smaller range of core brands - Schweppes, Solo and Sunkist - and strong growth in franchise products.

Our developing market operations grew sales by 11% with particularly strong contributions from India and South East Asia. In India, the recovery seen in the chocolate market in the fourth quarter of 2004 continued through the first half. Our chocolate market share was over 200 basis points ahead at 72% led by growth in Cadbury Dairy Milk. In South East Asia, the launch of new gum products extended our share lead in Thailand to 58%. In Malaysia, the launch of Dentyne into the market at the end of 2004 resulted in an almost trebling of our gum share to 15.4% by the end of the first half. Our Chinese business is making steady progress following the relaunch of Cadbury Dairy Milk in the second half of 2004.

Underlying operating margins for the region were ahead by 20 basis points before the impact of exchange rates. The modest rate of progress reflects the investment in upgrading management skills across the region and the mix of sales growth between higher margin developed markets and lower margin emerging markets.

Fuel for Growth

Our Fuel for Growth initiative remained on track in the half, delivering around £40 million of gross savings. Key projects included: the closure of the Manchester Halls plant and the transfer of production to Canada and Colombia; the closure of the Cumbica plant in Brazil and consolidation of manufacturing onto a single site at Bauru; and the transition from Pfizer Shared Services in

Canada. In addition, around the Group, costs benefited from procurement savings and simplification of product recipes and packaging. Major projects initiated and announced but not yet delivering benefits included investment in new facilities in India (cocoa based beverages) and Ireland (gum base production).

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Financial Review

Half Year Results			Base	Acquisitions/
		2004	Business	Disposals	Exchange	2005

Revenue	£m	2,954	173	(1)	1	3,127

Underlying Profit from Operations	£m	427	28	1	(5)	451
Profit from Operations	£m	389	37	1	(5)	422

Underlying Operating Profit Margin	%	14.5%	+10bps	–	–20bps	14.4%
Operating Profit Margin	%	13.2%	+40bps	–	–10bps	13.5%

Underlying figures exclude brand intangible amortisation, restructuring costs, non-trading items and the impact of fair value accounting under IAS 39. A full reconciliation between underlying and reported measures is included within the segmental analysis on pages 12 to 13.

Cadbury Schweppes adopted International Financial Reporting Standards (IFRS) from 3 January 2005, having previously reported its financial results under UK GAAP. The change to IFRS is a requirement for all companies listed in the European Union. Further details are included in Note 1 to the financial statements.

Sales at £3.1 billion were 6% higher than last year, at both constant and actual exchange rates. Acquisitions net of disposals had a neutral effect on revenue growth. The most significant disposals since the prior half year were Piasten and Moirs, with acquisitions including Orangina International, Adams China and Green & Black’s.

Underlying profit from operations was up 6%. At constant currency the growth was 7%. The greater impact of exchange on underlying profit from operations reflects the higher than average margins earned by our Americas Beverages region. Marketing was up 6% or £19 million to £354 million at constant exchange rates or 5% at actual exchange rates; the marketing to sales ratio at 11.4% was unchanged at constant exchange rates (11.3% at actual exchange rates).

Underlying operating margins fell by 10 basis points from 14.5% to 14.4%. Excluding the impact of exchange rate movements, underlying operating margins rose by 10 basis points. The dilution of margins due to exchange rate movements reflects the impact on overall Group margins of the weaker dollar on the translation of our carbonates business in the US.

The Group charge in respect of business restructuring was £33 million compared with £39 million last year. All of the restructuring relates to our Fuel for Growth cost reduction initiative. Brand intangible amortisation at £3 million was flat to last year. Non-trading items resulted in a loss of £2 million reflecting a small loss arising on the disposal of Piasten and property disposals.

Fair value accounting under IAS 39 contributed a credit of £9 million principally due to the difference between spot commodity prices and exchange rates compared to the hedge rates applied in the underlying results.

Profit from operations excluding associates was up by 8% and 10% at constant currency.

Share of result in associates (net of interest and tax) at £11 million was £1 million lower than in 2004, with the year-on-year reduction mainly reflecting adverse exchange rate movements, primarily the US dollar.

The net financing charge at £89 million was unchanged year on year. Incremental interest charges resulting from the additional borrowing required to redeem the Group’s $400 million Quarterly Income Preferred Stock (QUIPS) in April 2005, were offset by a £3 million credit arising from favourable movements on accounting for financial instruments under IAS 39.

Underlying profit before tax rose by 6% to £370 million and by 7% at constant exchange rates. The underlying tax charge was 29.0% as against 27.3%. We expect the underlying tax rate in 2005 to be in the region of 29% with the increase due to a number of factors including a change in the geographical mix of profit generation. Underlying earnings per share at 12.5 pence were 6% ahead of last year. At constant exchange rates, underlying earnings per share were up 8%.

Reported profit before tax rose by 10% to £344 million reflecting the improved performance of the business, lower restructuring costs and the favourable impact of fair value accounting under IAS 39. Basic earnings per share rose by 6% to 11.6 pence.

Net capital spend was £92 million, a £7 million decrease on prior year. Gross capital spend was £116 million, an increase of £11 million on 2004.

The Group traditionally has a seasonal working capital outflow in the first half, which is reversed in the second half. This half year’s free cash outflow of £130 million is £35 million lower than last year.

At the half year, the Group’s net borrowings stood at £4.3 billion, an increase of approximately £400 million since the year end. The increase principally reflects the additional borrowing required by the redemption of the QUIPS, the free cash outflow and exchange impacts on the Group’s US dollar borrowings.

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Financial Statements

Consolidated Income Statement for the 24 weeks ended 19 June 2005 (unaudited)

		2005	2004	2004
		Half year	Half year	Full year
		(unaudited)	(unaudited)
	Notes	£m	£m	£m

Revenue		3,127	2,954	6,738

Trading costs		(2,667)	(2,527)	(5,668)
Restructuring costs	2	(33)	(39)	(166)
Amortisation of brand intangibles		(3)	(3)	(7)
(Loss)/profit on non-trading items	3	(2)	4	19

Profit from Operations		422	389	916

Share of result in associates		11	12	21

Profit before Financing and Taxation		433	401	937

Investment income	4	16	21	48
Finance costs	5	(105)	(110)	(253)

Profit before Taxation		344	312	732

Taxation	6	(100)	(82)	(185)

Profit for the period		244	230	547

Attributable to:
Equity holders of the parent		237	220	525
Minority interests		7	10	22

		244	230	547

Earnings per ordinary share of 12.5p
Basic	8	11.6p	10.9p	25.9p
Diluted	8	11.5p	10.8p	25.7p

All results relate to continuing operations.

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Consolidated Statement of Recognised Income and Expense for the 24 weeks ended 19 June 2005 (unaudited)

	2005	2004	2004
	Half year	Half year	Full year
	(unaudited)	(unaudited)
	£m	£m	£m

Currency translation differences (net of tax)	104	(99)	(122)
Actuarial losses on post retirement employee benefits (net of tax)	(59)	(31)	(74)

Net expense recognised directly in equity	45	(130)	(196)

Profit for the period	244	230	547

Total recognised income and expense for the period	289	100	351

Attributable to:
Equity holders of the parent	282	90	329
Minority interests	7	10	22

	289	100	351

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Financial Statements continued
Consolidated Balance Sheet at 19 June 2005 (unaudited)

	2005	2004	2004
	Half year	Full year	Half year
	19 June 2005	2 January 2005	13 June 2004
	(unaudited)		(unaudited)
	£m	£m	£m

ASSETS
Non-current assets
Goodwill	2,420	2,352	2,330
Brand intangibles	3,396	3,261	3,343
Software intangibles	146	144	180
Property, plant & equipment	1,466	1,464	1,382
Investment in associates	359	324	321
Deferred tax assets	17	17	20
Trade and other receivables	86	67	71
Other investments	5	11	11

	7,895	7,640	7,658
Current Assets
Inventories	772	709	714
Short term investments	15	21	104
Trade and other receivables	1,292	1,150	1,178
Tax recoverable	30	30	22
Cash and cash equivalents	250	325	284

	2,359	2,235	2,302
Non-current assets held for sale	1	5	9

TOTAL ASSETS	10,255	9,880	9,969

LIABILITIES
Current liabilities
Trade and other payables	(1,522)	(1,546)	(1,429)
Tax payable	(142)	(150)	(155)
Short term borrowings and overdrafts	(1,235)	(610)	(1,144)
Short term provisions	(55)	(67)	(95)
Current instalments of finance leases	(21)	(20)	(20)

	(2,975)	(2,393)	(2,843)
Non-current liabilities
Trade and other payables	(30)	(27)	(15)
Bank loans	(3,259)	(3,520)	(3,429)
Retirement benefit obligation	(542)	(485)	(436)
Tax payable	(186)	(184)	(117)
Deferred tax liabilities	(950)	(895)	(939)
Long term provisions	(11)	(10)	(14)
Obligations under finance leases	(46)	(66)	(66)

	(5,024)	(5,187)	(5,016)

TOTAL LIABILITIES	(7,999)	(7,580)	(7,859)

NET ASSETS	2,256	2,300	2,110

EQUITY
Share capital	260	259	259
Share premium account	1,126	1,098	1,090
Other reserves	(23)	(168)	(157)
Retained earnings	870	882	680

Equity attributable to equity holders of the parent	2,233	2,071	1,872

Minority interest	23	229	238

TOTAL EQUITY	2,256	2,300	2,110

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Consolidated Cash Flow Statement for the 24 weeks ended 19 June 2005

		2005	2004	2004
		Half year	Half year	Full year
		(unaudited)	(unaudited)
	Notes	£m	£m	£m

Net cash from operating activities	12	219	196	956

Investing activities
Interest paid		(87)	(100)	(239)
Interest received		11	12	28
Dividends received from associates		3	–	8
Proceeds on disposal of property, plant and equipment and investments		24	6	26
Purchases of property, plant & equipment		(116)	(105)	(285)
Acquisitions of businesses		(29)	(15)	(59)
Acquisitions of associates		(16)	–	(3)
Net cash assumed on acquisitions		1	1	1
Sale of associates and subsidiary undertakings		(3)	(1)	11
Acquisitions and disposals		(47)	(15)	(50)

Net cash used in investing activities		(212)	(202)	(512)

Net cash flow before financing activities		7	(6)	444

Financing activities
Dividends paid		(178)	(169)	(246)
Dividends paid to minority interests		(6)	(5)	(19)
Proceeds of finance leases		–	93	93
Capital element of finance leases repaid		(19)	(24)	(24)
Proceeds on issues of ordinary shares		27	17	25
Net movement of shares held under Employee Trust		40	13	29
Net change in equity and non-equity investments		–	–	100
Proceeds of new borrowings		710	158	610
Borrowings repaid		(455)	(114)	(1,007)
Repayment of non-equity minority interest		(219)	–	–
Net change in bond and other non-cash investments		6	–	6

Net cash used in financing activities		(94)	(31)	(433)

Net (decrease)/increase in cash and cash equivalents		(87)	(37)	11

Opening net cash and cash equivalents	11	284	275	275
Effect of foreign exchange rates		6	(6)	(2)

Closing net cash and cash equivalents	11	203	232	284

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Segmental Reporting

a. 2005 primary segment analysis

				Underlying
		Profit from	Operating	profit from	Underlying
2005 Half year	Revenue	operations	margin	operations	margin
(unaudited)	£m	£m	%	£m	%

Americas Beverages	781	225	28.8	227	29.1
Americas Confectionery	520	57	11.0	69	13.3
EMEA	1,023	125	12.2	131	12.8
Europe Beverages	308	40	13.0	45	14.5
Asia Pacific	491	39	7.9	45	9.2

	3,123	486	15.6	517	16.6
Central	4	(64)	n/a	(66)	n/a

	3,127	422	13.5	451	14.4

Share of results in associates		11		11

Profit before Financing and Taxation		433		462
Investment income		16		16
Finance cost		(105)		(108)

Profit before Taxation		344		370

Taxation		(100)		(107)
Minority interests		(7)		(7)

Profit for the Period – Equity holders		237		256

b. 2005 reconciliation of profit from operations to underlying profit from operations

			Reversal of
		Reversal of	amortisation	Reversal of		Underlying
	Profit from	restructuring	of brand	non-trading	IAS 39	profit from
2005 Half year	operations	costs	intangibles	items	adjustment	operations
(unaudited)	£m	£m	£m	£m	£m	£m

Americas Beverages	225	2	1	–	(1)	227
Americas Confectionery	57	13	1	–	(2)	69
EMEA	125	8	–	3	(5)	131
Europe Beverages	40	5	–	–	–	45
Asia Pacific	39	5	1	–	–	45

	486	33	3	3	(8)	517
Central	(64)	–	–	(1)	(1)	(66)

	422	33	3	2	(9)	451

c. 2005 reconciliation from reported to underlying performance measures

	Profit from	Profit before		Earnings
2005 Half year	operations	taxation	Earnings	per share
(unaudited)	£m	£m	£m	p

Reported	422	344	237.2	11.6
Restructuring costs	33	33	33.0	1.6
Amortisation of brand intangibles	3	3	2.8	0.1
Non-trading items	2	2	2.0	0.1
IAS 39 adjustment – fair value accounting	(9)	(12)	(11.9)	(0.6)
Tax effect on the above	n/a	n/a	(7.3)	(0.3)

Underlying performance measure	451	370	255.8	12.5

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c).

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d. 2004 primary segment analysis

				Underlying
		Profit from	Operating	profit from	Underlying
2004 Half year	Revenue	operations	margin	operations	margin
(unaudited)	£m	£m	%	£m	%

Americas Beverages	770	213	27.7	226	29.4
Americas Confectionery	457	47	10.3	56	12.2
EMEA	962	127	13.2	132	13.8
Europe Beverages	303	46	15.2	46	15.1
Asia Pacific	458	35	7.6	41	9.0

	2,950	468	15.9	501	17.0
Central	4	(79)	n/a	(74)	n/a

	2,954	389	13.2	427	14.5

Share of results in associates		12		12

Profit before Financing and Taxation		401		439
Investment income		21		21
Finance cost		(110)		(110)

Profit before Taxation		312		350

Taxation		(82)		(101)
Minorities		(10)		(10)

Profit for the Period – Equity holders		220		239

In 2005 the Group has introduced an improved allocation methodology for certain shared costs. The 2004 segmental analysis has been restated to be on a consistent basis.

e. 2004 reconciliation of profit from operations to underlying profit from operations

			Reversal of
		Reversal of	amortisation	Reversal of		Underlying
	Profit from	restructuring	of brand	non-trading	IAS 39	profit from
2004 Half year	operations	costs	intangibles	items	adjustment	operations
(unaudited)	£m	£m	£m	£m	£m	£m

Americas Beverages	213	12	1	–	n/a	226
Americas Confectionery	47	8	1	–	n/a	56
EMEA	127	5	–	–	n/a	132
Europe Beverages	46	4	–	(4)	n/a	46
Asia Pacific	35	5	1	–	n/a	41

	468	34	3	(4)	n/a	501
Central	(79)	5	–	–	n/a	(74)

	389	39	3	(4)	n/a	427

f. 2004 reconciliation from reported to underlying performance measures

	Profit from	Profit before		Earnings
2004 Half year	operations	taxation	Earnings	per share
(unaudited)	£m	£m	£m	p

Reported	389	312	219.8	10.9
Restructuring costs	39	39	39.4	1.9
Amortisation of brand intangibles	3	3	2.9	0.1
Non-trading items	(4)	(4)	(4.3)	(0.2)
IAS 39 adjustment – fair value accounting	n/a	n/a	n/a	n/a
Tax effect on the above	n/a	n/a	(19.0)	(0.9)

Underlying performance measure	427	350	238.8	11.8

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c). No IAS 39 adjustment was required to the 2004 half year results as IAS 39 was adopted prospectively from 3 January 2005.

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Notes

1. General Information and Accounting Policies
(a) The next annual financial statements of the Group will be prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the EU. Accordingly, the interim financial report has been prepared using accounting policies consistent with IFRS. IFRS is subject to amendment and interpretation by the International Accounting Standards Board (IASB) and there is an on-going process of review and endorsement by the European Commission. The financial information contained in these interim accounts has been prepared on the basis of IFRS that the Directors expect to be applicable as at 1 January 2006. In particular the Directors have assumed that the European Commission will endorse the amendment to IAS 19 ‘Employee Benefits – Actuarial Gain and Losses, Group Plans and Disclosures’ issued by the IASB in December 2004. The accounting policies followed in the interim financial report are the same as those published on 19 May 2005 by the Group within the 2004 IFRS restatement which is available on the Group’s website, www.cadburyschweppes.com, except for:

(i) the adoption of IAS 39 ‘Financial Instruments: recognition and measurement’ and IAS 32 ‘Financial Instruments: presentation and disclosure’. The EU has not endorsed IAS 39 as issued by the IASB. Instead, the EU adopted a Regulation endorsing IAS 39, with the exception of certain provisions relating to the use of the full fair value option and portfolio hedge accounting. The Group does not consider the portfolio hedge accounting requirements of IAS 39 that were not endorsed by the EU to be applicable to its financial position. The Group utilised the exemption available within IFRS 1 ‘First time adoption of IFRS’ that permits the hedge accounting applied under the prior Generally Accepted Accounting Principles (GAAP) to be used as a comparative for IAS 39. Hence the change in accounting policy has had no impact on the results of the prior period. The impact on the opening balance sheet is set out in Note 15.

In June 2005, the IASB issued amendments to the fair value option. These amendments permit non-trading financial liabilities to be designated at fair value through profit or loss in certain circumstances. The Group expects that the EU will accept and endorse those amendments during the course of this year and that transitional arrangements will permit the designation of qualifying instruments from the date of transition to IFRS. The Group is currently considering whether it will elect to designate certain of its financial liabilities at fair value should the EU endorse the amendments.

(ii) the adoption of the amendment that the IASB has proposed in respect of IAS 21 ‘The Effects of Changes to Foreign Exchange Rates’ which is expected to become effective before the end of the year. IAS 21 requires exchange differences arising on a monetary item that forms part of the parent company’s net investment in a foreign operation to be recognised in equity. The application of the requirement is restricted to monetary items denominated in the currency of the parent or the foreign operation and to funding transacted directly between the parent and the foreign operation. The proposed amendment clarifies that exchange differences arising on a monetary item that forms part of a reporting entity’s net investment in a foreign operation should be recognised in equity irrespective of the currency of the monetary item and of whether it is the parent or a fellow subsidiary that enters into the transaction with the foreign operation.

(b) The half year results are unaudited and were approved by the Board of Directors on 25 July 2005. The full year figures for 2004 included in this report do not constitute statutory accounts for the purpose of Section 240 of the Companies Act 1985. A copy of the statutory accounts for that year under UK GAAP has been delivered to the Registrar of Companies on which an unqualified report has been made by the auditors under Section 235 of the Companies Act 1985.

(c) Use of underlying measures
Cadbury Schweppes believes that underlying operating profit, underlying profit before tax, underlying earnings and underlying earnings per share provide additional useful information on underlying trends to shareholders. These measures are used by Cadbury Schweppes for internal performance analysis and incentive compensation arrangements for employees. The term underlying is not a defined term under IFRS or US GAAP, and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, GAAP measurements of profit.

The principal adjustments made to reported profit are summarised below:

Restructuring costs – the costs incurred by the Group in implementing the Fuel for Growth programme and integrating acquired businesses are classified as Restructuring. These are programmes involving significant one-off incremental costs. The Group views Restructuring as costs associated with investment in the future performance of the business and not part of the underlying performance trends of the business;

Amortisation of brand intangibles – under IFRS, the Group continues to amortise certain short-life brand intangibles. This amortisation, or any impairment charge, is not considered to be reflective of the underlying trading of the Group;

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Non trading items – whilst the gain or loss on the disposal or impairment of subsidiaries, associates, investments and fixed assets form part of the Group’s operating activities, the Group does not consider them to form part of its trading activities. The gains and losses on these discrete items can be significant and can have a material impact on the absolute amount of, and trend in, the Group Profit from Operations and operating margins. Any gains and losses on these non-trading items are therefore excluded on any such gains or losses in arriving at its Underlying Profit from Operations; and

IAS 39 adjustments – fair value accounting – under IAS 39, the Group seeks to apply hedge accounting to hedge relationships (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible, practical to do so and reduces overall volatility. Due to the nature of its hedging arrangements, in a number of circumstances, the Group is unable to obtain hedge accounting. The Group continues, however, to enter into these arrangements as they provide certainty of price and delivery for the commodities purchased by the Group, the exchange rates applying to the foreign currency transactions entered into by the Group and the interest rate applying to the Group’s debt. These arrangements result in fixed and determined cash flows. The Group believes that these arrangements remain effective, economic and commercial hedges.

The effect of not applying hedge accounting under IAS 39 means that the reported Profit from Operations reflects the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid by the Group at the predetermined rate of exchange and commodity price. In addition, the movement in the fair value in the period of open contracts is recognised in the Financing charge for the period. Whilst the impacts described above could be highly volatile depending on movements in exchange rates, interest yields or commodity prices, this volatility will not be reflected in the cash flows of the Group, which will be determined by the fixed or hedged rate. The volatility introduced as a result of not applying hedge accounting under IAS 39 has been excluded to reflect the cash flows that occur under the Group’s hedging arrangements.

(d) Free cash flow
Free cash flow is the measure used by the Group for internal cash flow performance analysis and is the primary cash flow measure used by management. The Group believes that free cash flow is a useful measure because it shows the amount of cash flow remaining after the cash generated by the Group through operations has been used to meet purposes over which the Group has little or no discretion such as taxation and interest costs or those which are characteristic of a continuing business, for example capital expenditure and dividends.

Free cash flow therefore represents the amount of cash generated in the year by the underlying business and provides investors with an indication of the net cash flows generated which may be used for or are required to be funded by other discretionary purposes such as investment in acquisitions, business disposals and the drawing and repayment of financing. A reconciliation of Free cash flow from the equivalent GAAP measure is set out in note 13.

(e) Segmental analysis
The Group’s operational management structure has five regions, each with its own leadership team. These five business regions, which are the Group’s primary reportable segments, are: Americas Beverages, Americas Confectionery, Europe Middle East and Africa (EMEA), Europe Beverages and Asia Pacific.

Regional teams manage the segments as strategic business units. They are managed separately because of the differing market conditions and consumer tastes in the different geographies, which require differing branded products and marketing strategies.

(f) Retirement benefits
The Group has a number of defined benefit pension schemes. At the half year, management in consultation with its independent actuaries, has updated the discount rates for current market conditions and considered whether there have been any other events that would significantly affect the pension liabilities. The impact of these changes in assumptions and events has been estimated in arriving at the half-year pension liabilities. In addition fund asset balances have been updated to reflect actual investment returns.

2. Restructuring
During the first half of 2005, the Group incurred £33 million (2004 half year: £39 million, 2004 full year: £166 million) of restructuring costs. These have been incurred as part of the four year Fuel for Growth programme, which commenced in 2003.

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Notes continued

3. Non-Trading Items
During the first half of 2005, the Group recorded a loss of £1 million on the completion of the disposal of its German confectionery subsidiary, a net gain of £1 million on trade investments and a net loss of £2 million through disposals of properties.
4. Investment Income

	2005	2004	2004
	Half year	Half year	Full year
	(unaudited)	(unaudited)
	£m	£m	£m

Interest on bank deposits	11	17	39
Post retirement employee benefits	5	4	9

Investment income	16	21	48

5. Finance Costs

	2005	2004	2004
	Half year	Half year	Full year
	(unaudited)	(unaudited)
	£m	£m	£m

Interest on bank and other loans	108	110	253

Underlying finance costs	108	110	253

Fair value movements in treasury instruments	(3)	–	–

Reported finance costs	105	110	253

6. Taxation

	2005	2004	2004
	Half year	Half year	Full year
	(unaudited)	(unaudited)
	£m	£m	£m

UK	–	(8)	15
Overseas	107	108	227

Underlying taxation	107	100	242

Tax on restructuring costs	(8)	(12)	(34)
Tax on amortisation of brand intangibles	(1)	(6)	(23)
Tax on loss on non-trading items	1	–	–
Tax on IAS 39 adjustment – fair value accounting	1	–	–

Reported taxation	100	82	185

7. Dividends

	2005	2004	2004
	Half year	Half year	Full year
	(unaudited)	(unaudited)
	£m	£m	£m

Amounts recognised as distributions to equity holders in the period:
Final dividend for the year ended 2 January 2005 of 8.70p
(2003: 8.35p) per share	178	169	169
Interim dividend for the year ended 1 January 2006 of 4.00p
(2004: 3.80p) per share	–	–	77

	178	169	246

At 19 June 2005 the 2005 interim dividend had not been approved by the Board and as such was not included as a liability. The expected cash payment in respect of the interim dividend for the year ended 1 January 2006 is £83 million.

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8. Earnings Per Share
a. Basic EPS
The reconciliation between Reported and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

				Half year		Full year
				(unaudited)

		Earnings		EPS	Earnings	EPS

	2005	2004	2005	2004	2004	2004
	million	million	pence	pence	million	pence

Reported	237.2	219.8	11.6	10.9	524.7	25.9

Restructuring costs	33.0	39.4	1.6	1.9	165.8	8.2
Amortisation of brand intangibles	2.8	2.9	0.1	0.1	7.1	0.3
Non-trading items	2.0	(4.3)	0.1	(0.2)	(18.8)	(0.9)
IAS 39 adjustment – fair value accounting	(11.9)	–	(0.6)	–	–	–
Effect of tax on above items	(7.3)	(19.0)	(0.3)	(0.9)	(56.3)	(2.8)

Underlying	255.8	238.8	12.5	11.8	622.5	30.7

b. Diluted EPS
Diluted EPS has been calculated based on the Reported and Underlying Earnings amounts above. The diluted reported and underlying earnings are set out below:

		Half year	Full year
		(unaudited)
		EPS	EPS

	2005	2004	2004
	pence	pence	pence

Diluted Reported	11.5	10.8	25.7
Diluted Underlying	12.4	11.7	30.5

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2005	2004	2004
	Half year	Half year	Full year
	million	million	million

Average shares used in Basic EPS calculation	2,044	2,024	2,027
Dilutive share options outstanding	23	14	14

Shares used in Diluted EPS calculation	2,067	2,038	2,041

Share options not included in the diluted EPS calculation because they were non-dilutive in the period totalled 16 million in 2005 (Half year 2004: 42 million; Full year 2004: 35 million), as the exercise price of these share options was below the average share price for the relevant year.

9. Acquisitions
During the period the Group acquired the entire share capital of Green & Black’s. Fair values are provisional and a brand intangible of £24 million has been recognised.

10. Share Capital
During the period 8,806,000 ordinary shares of 12.5p were allotted and issued upon the exercise of share options. The nominal value of ordinary shares issued during the period ended 19 June 2005 was £1 million. There were no other changes in the issued ordinary share capital of the Company during the period.

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Notes continued

11. Net Borrowings
The movements in cash and cash equivalents, short-term investments and borrowings in the period were as follows:

	Net cash
	and cash	Short term		Total net
	equivalents	investments	Borrowings	borrowings
	£m	£m	£m	£m

At 2 January 2005 before IAS 39 transition	284	21	(4,175)	(3,870)
IAS 39 transition	–	–	(3)	(3)

At 3 January 2005 after IAS 39 transition	284	21	(4,178)	(3,873)
Cash Flow for the period	(87)	(6)	(237)	(330)
Accretion of interest	–	–	(4)	(4)
Amortisation of IAS 39 transition adjustment	–	–	5	5
Exchange rate adjustments	6	–	(100)	(94)

At 19 June 2005	203	15	(4,514)	(4,296)

12. Reconciliation of Cash Flow from Operating Activities

	2005	2004	2004
	Half year	Half year	Full year
	(unaudited)	(unaudited)
	£m	£m	£m

Profit from operations	422	389	916
Adjustments for:
Depreciation and amortisation	98	99	222
Restructuring	(13)	(15)	5
Loss/(profit) on non-trading items	2	(4)	(19)
Retirement benefit provisions	(2)	7	19
Other non-cash items	7	23	40

Operating cash flows before movements in working capital	514	499	1,183

Increase in inventories	(54)	(68)	(47)
(Increase)/decrease in receivables	(75)	(23)	9
Decrease in payables	(83)	(140)	(39)

Cash generated by operations	302	268	1,106

Income taxes paid	(83)	(72)	(150)

Net cash from operating activities	219	196	956

13. Reconciliation of Free Cash Flow
Free cash flow is defined as the amount of cash generated by the business after meeting all its obligations for interest, tax and dividends and after all capital investment excluding share sales or purchases by the Employee Trust.

	2005	2004	2004
	Half year	Half year	Full year
	(unaudited)	(unaudited)
	£m	£m	£m

Net cash flow before financing activities	7	(6)	444
Less:
Dividends paid	(178)	(169)	(246)
Dividends paid to minority interest	(6)	(5)	(19)
Add back:
Cash flows relating to acquisitions and disposals	47	15	50

Free cash flow	(130)	(165)	229

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14. Reconciliation of IFRS Comparatives from previously published UK GAAP Financial Information
In 2004, Cadbury Schweppes prepared its consolidated financial statements under UK generally accepted accounting principles (UK GAAP). With effect from 3 January 2005, Cadbury Schweppes is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS).

The comparative figures included in this report for the half year ended 13 June 2004 and the full year ended 2 January 2005 are as restated for IFRS.

Full details of the restatement and reconciliations of the UK GAAP financial information for the year ended 2 January 2005 can be obtained from the Group’s website www.cadburyschweppes.com.

15. IAS 39 Transition Balance Sheet
The Group adopted IAS 32 ‘Financial Instruments: presentation and disclosure’ and IAS 39 ‘Financial Instruments: recognition and measurement’ from 3 January 2005. In the preparation of its financial statements in accordance with IFRS for the year ended 2 January 2005, the Group continued to apply the hedge accounting rules of UK GAAP, taking advantage of the exemption available within IFRS 1 ‘First time adoption of IFRS’.

The Group is required to recognise transitional adjustments in accounting for its financial instruments in accordance with the measurement requirements of IAS 39 at 3 January 2005.

Although the Group has taken the decision not to hedge account for a number of its hedging arrangements, it is deemed to have hedge accounted under UK GAAP until 2 January 2005 and discontinued hedge accounting prospectively thereafter. IFRS1 requires the Group to recognise various transitional adjustments to account for those hedging relationships at 3 January 2005. The accounting for those hedging relationships at transition depends on the nature of the hedged item and the hedged risk. Detailed below is a reconciliation between the IFRS restated balance sheet as at 2 January 2005 applying prior GAAP hedge accounting and the balance sheet after the adoption of both IAS 32 and IAS 39.

Certain of the Group’s interest rate swaps, including cross currency interest rate swaps, that were previously accounted for as fair value hedges of borrowings under UK GAAP were not previously measured at fair value. In these cases, the difference between the derivative’s fair value and its previously reported carrying value has been recognised directly in opening retained earnings. Changes in the fair value of the hedged borrowings due to the hedged risk that was previously not recognised have also been recognised in opening retained earnings. Adjustments to hedged borrowings will be recognised in future earnings on an amortised cost basis.

Other interest rate swaps, currency and commodity contracts that were previously accounted for as cash flow hedges of forecasted transactions under UK GAAP were not previously measured at fair value. In these circumstances, the difference between the derivative’s fair value and its previously reported carrying value has been recognised directly in equity. In the case of settled commodity contracts, previously deferred gains and losses have been re-allocated to equity. These deferred gains or losses will be recognised in future earnings at the time at which the hedged forecasted transaction is recognised.

Those swaps and currency contracts that were considered to be non-qualifying hedging instruments at the date of transition have been recognised at fair value with the difference between its fair value and its previously reported carrying value being recognised directly in opening retained earnings. Additionally the Group has recognised the fair value of embedded derivatives found within certain of its supply contracts in opening retained earnings.

All derivative instruments will continue to be recognised on balance sheet at fair value with future gains and losses being recognised immediately in earnings, except when the hedging requirements of IAS 39 are met.

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Notes continued

Restatement of Consolidated Balance Sheet to include IAS 32 and IAS 39 As at 3 January 2005

			Restated IFRS
		IAS 39	including
	Restated	transition	IAS 39
	IFRS	adjustments	adjustments
	£m	£m	£m

ASSETS
Non-current Assets	7,640		7,640

Current Assets
Inventories	709		709
Short term investments	21		21
Trade and other receivables	1,150	71	1,221
Tax receivables	30		30
Cash and cash equivalents	325		325

	2,235	71	2,306
Non-current assets held for sale	5		5

TOTAL ASSETS	9,880	71	9,951

LIABILITIES
Current Liabilities
Trade and other payables	(1,546)	(90)	(1,636)
Tax payables	(150)		(150)
Short term borrowings and overdrafts	(610)	23	(587)
Short term provisions	(67)		(67)
Current instalments of finance leases	(20)		(20)

	(2,393)	(67)	(2,460)
Non-current Liabilities
Trade and other payables	(27)		(27)
Loans	(3,520)	(26)	(3,546)
Retirement benefit obligations	(485)		(485)
Tax payables	(184)		(184)
Deferred tax liabilities	(895)	(4)	(899)
Provisions	(10)		(10)
Obligations under finance leases	(66)		(66)

	(5,187)	(30)	(5,217)

TOTAL LIABILITIES	(7,580)	(97)	(7,677)

NET ASSETS	2,300	(26)	2,274

EQUITY
Share capital	259		259
Share premium account	1,098		1,098
Other reserves	(168)		(168)
Retained earnings	882	(26)	856

Equity attributable to equity holders of the parent	2,071	(26)	2,045

Minority interest	229		229

TOTAL EQUITY	2,300	(26)	2,274

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16. US GAAP
With effect from 3 January 2005, Cadbury Schweppes is required to prepare its consolidated financial statements in accordance with IFRS. While the adoption of IFRS removes a number of the GAAP differences that existed between UK and US GAAP, certain differences remain. A reconciliation between IFRS and US GAAP for the 2005 half year is presented below, with half year and full year 2004 comparative information.

Key figures under US GAAP and a reconciliation of net income are summarised below:

	2005	2004	2004
	Half year	Half year	Full year
	(unaudited)	(unaudited)
	£m	£m	£m

Key figures under US GAAP
Reported net income (as below)	184	196	484
Shareholders’ equity	4,022	3,595	3,769
Basic earnings per ADR	0.36	0.38	0.95
Diluted earnings per ADR	0.36	0.38	0.95

Net income for Ordinary Shareholders per IFRS	237	220	525
US GAAP adjustments:
Amortisation of intangibles	(10)	(11)	(26)
Retirement benefits	(11)	(4)	(19)
Employee share arrangements	–	10	19
Restructuring	(2)	(26)	(24)
Derivatives	17	2	14
Deconsolidation of variable interest entity	(11)	–	17
Other items	–	1	4
Taxation	(36)	4	(26)

Net income from continuing operations per US GAAP	184	196	484

In 2005, the Group has adopted FAS 123(R). The Group has elected to adopt Statement 123(R) using the modified prospective application method in the initial year of adoption and as such has not restated the prior year or prior interim period comparatives.

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Independent Review Report to Cadbury Schweppes plc

Introduction
We have been instructed by the Company to review the financial information for the 24 weeks ended 19 June 2005 which comprises the consolidated income statement, consolidated statement of recognised income and expense, consolidated balance sheet, consolidated cash flow statement, segmental reporting and associated notes 1 to 16. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards
As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules. The accounting policies are consistent with those that the Directors intend to use in the annual financial statements. There is, however, a possibility that the Directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with IFRSs as adopted for use in the EU. This is because, as disclosed in note 1, the Directors have adopted the IASB’s proposed amendment relating to IAS 21.

Review work performed
We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 24 weeks ended 19 June 2005.

Deloitte & Touche LLP
Chartered Accountants, London
25 July 2005

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Forward Looking Statements

This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words

“may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This material should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

Information for our Shareowners

Financial Calendar for 2005 dividend
The interim dividend will be paid on 14 October 2005 to those shareowners on the register on 16 September 2005. The ex-dividend date will be 14 September 2005. The dividend will be paid to ADR holders on 21 October 2005.

2005 Annual General Meeting results
All of the resolutions put to the Annual General Meeting on 19 May 2005 were voted on by a poll and were passed by the required majority.

2005 Full Year preliminary results
The date for the announcement of the 2005 full year preliminary results has been provisionally set for Wednesday 22 February 2006.

2006 Annual General Meeting
The Annual General Meeting for 2006 has been provisionally booked for Thursday 18 May 2006 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE. Confirmed details will be sent with the Notice of Annual General Meeting next year.

Registrar
The Company’s share register is maintained by Computershare Investor Services plc, which can be contacted as follows:

The Registrar to Cadbury Schweppes plc, Computershare Investor Services plc, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH, UK.

Telephone: 0870 873 5803 / (44) 870 873 5803
Fax: 0870 703 6103 / (44) 870 703 6103
Email: web.queries@computershare.co.uk

© Cadbury Schweppes plc
The Company's commitment to environmental issues has been reflected in the production and dispatch of this Interim Report. The paper used throughout this document is produced from Totally Chlorine Free pulps. The wood for these is sourced from fully sustainable forests in Finland, Sweden, Portugal, Spain and Brazil. The paper is acid-free, biodegradable and recyclable. Additionally, the manufacturing mill is accredited with the ISO 9002 Quality Assurance certification, the ISO 14001 Environmental Management certification and with the EU Management and Audit Systems. The inks are all Soya based. The polywrap in which this Interim Report has been despatched to shareowners is totally degradable.

Typeset by St Ives Financial
Printed in England at St Ives Westerham Press

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